Exhibit 99.1

Cenovus ranked among world’s top corporate citizens

CALGARY, Alberta (September 12, 2013) – Cenovus Energy Inc. (TSX, NYSE: CVE) has been listed to the Dow Jones Sustainability World Index for the second consecutive year. The company was also named to the Dow Jones Sustainability North America Index for the fourth year in a row. The Dow Jones Sustainability Indices (DJSI) recognize companies around the world for leadership in corporate responsibility.

“It’s an honour to once again be included on this list of the world’s best corporate citizens,” said Sheila McIntosh, Cenovus Executive Vice-President, Environment & Corporate Affairs. “Cenovus is committed to maximizing value for our shareholders while achieving a balance of economic, social, and environmental sustainability. This recognition sends a strong signal to the investment community that we’re on the right track.”

Cenovus was the only North American oil and gas company to make the World Index this year. The company ranked high on the annual assessment for its community investment initiatives, and also scored particularly well in the areas of corporate responsibility reporting and employee development.

“We’re proud of our work, and we want Canadians to be proud of how we’re unlocking challenging oil resources,” McIntosh said. “Striving to be a good corporate citizen is just the right thing to do. We’re driven to improve our safety performance, advance environmental stewardship and practice open and honest disclosure.”

Launched in 1999, the DJSI are the preeminent global indices that track the stock performance of the world’s leading companies based on economic, environmental and social criteria. More information about the selection criteria and detailed performance data is available at sustainability-indices.com.

Cenovus recently released its 2012 corporate responsibility report which provides more insight into the company’s performance in the areas assessed for inclusion in the DJSI. The report is available at cenovus.com/responsibility.

Cenovus Energy Inc.
Cenovus Energy Inc. is a Canadian oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit cenovus.com.

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